

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2010

Via U.S. Mail and Facsimile to (228) 435-8417

Chevis C. Swetman
Chairman, President and CEO
Peoples Financial Corporation
Lameuse and Howard Avenues
Biloxi, MS 39533

> **Re: Peoples Financial Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **File No. 001-12103**

Dear Mr. Swetman:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief